| Section II: *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings* | |
|---|---|
| *(Check one)* | [ ] Item 13A  [ ] Item 13B  [ ] Item 14  [ ] Item 15 |

Applicant must complete a **separate Schedule B Page 1 for each affirmative response** in this section including any multiple responses to any item.
**Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective.**
When reporting a change or termination of an arrangement, enter the effective date of the change.

| *(Check one)* | **[X] Item 13A**  [ ] Item 13B  [ ] Item 14  [ ] Item 15 | |
|---|---|---|
| 1 | **Firm or Organization Name** | PRICEWATERHOUSECOOPERS AG |
| | SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any) | |
| | Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* | BIRCHSTRASSE 160 ZURICH, SWITZERLAND, 8050 |
| | Effective Date MM DD YYYY | 04/30/2020 |
| | Termination Date MM DD YYYY | n/a |
| | **Individual Name** | n/a |
| | CRD, NFA, and/or IARD Number (if any) | n/a |
| | Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | n/a |
| | Effective Date MM DD YYYY | n/a |
| | Termination Date MM DD YYYY | n/a |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

**PRICEWATERHOUSECOOPERS AG IS APPOINTED AS AN AUDITOR FOR CREDIT SUISSE INTERNATIONAL.**

| *(Check one)* | [ ] Item 13A  **[X] Item 13B**  [ ] Item 14  [ ] Item 15 | |
|---|---|---|
| 2 | **Firm or Organization Name** | THE BANK OF NEW YORK MELLON |
| | SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any) | |
| | Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* | ONE WALL STREET,NEW YORK, NY/UNITED STATES,10286 |
| | Effective Date MM DD YYYY | 01/01/1900 |
| | Termination Date MM DD YYYY | |
| | **Individual Name** | |
| | CRD, NFA, and/or IARD Number (if any) | |
| | Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | |
| | Effective Date MM DD YYYY | |
| | Termination Date MM DD YYYY | |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

**PAYMENTS; SETTLEMENTS AND CUSTODY**

| *(Check one)* | [ ] Item 13A  **[X] Item 13B**  [ ] Item 14  [ ] Item 15 | |
|---|---|---|
| 3 | **Firm or Organization Name** | EUROCLEAR BANK S.A./N.V |
| | SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any) | |
| | Business Address *(Street, City, State/Country,* | 1 BOULEVARD DU ROI ALBERT II |

| | | |
|---|---|---|
| | *Zip + 4 Postal Code)* | BE, 1210 BRUXELLES |
| | Effective Date MM DD YYYY | 01/01/1900 |
| | Termination Date MM DD YYYY | |
| | Individual Name | |
| | CRD, NFA, and/or IARD Number (if any) | |
| | Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | |
| | Effective Date MM DD YYYY | |
| | Termination Date MM DD YYYY | |
| Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.<br><br>**SETTLEMENTS AND CUSTODY** | | |
| *(Check one)* | [ ] Item 13A **[X] Item 13B** [ ] Item 14 [ ] Item 15 | |
| 4 | **Firm or Organization Name** | **ICE CLEAR CREDIT, LLC** |
| | SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any) | |
| | Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* | 1 NORTH END AVENUE, NEW YORK, NY/UNITED STATES, 10282 |
| | Effective Date MM DD YYYY | 01/01/1900 |
| | Termination Date MM DD YYYY | |
| | Individual Name | |
| | CRD, NFA, and/or IARD Number (if any) | |
| | Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | |
| | Effective Date MM DD YYYY | |
| | Termination Date MM DD YYYY | |
| Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.<br><br>**CLEARING** | | |
| *(Check one)* | [ ] Item 13A [ ] Item 13B **[X] Item 14** [ ] Item 15 | |
| 1 | **Firm or Organization Name** | **CREDIT SUISSE AG** |
| | SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any) | NFA Id: 0453466<br>CIK: 0000824468<br>UIC/LEI: ANGGYXNX0JLX3X63JN86 |
| | Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* | PARADEPLATZ 8, ZURICH, SWITZERLAND, 8001 |
| | Effective Date MM DD YYYY | 05/09/1989 |
| | Termination Date MM DD YYYY | n/a |
| | Individual Name | n/a |
| | CRD, NFA, and/or IARD Number (if any) | n/a |
| | Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | n/a |
| | Effective Date MM DD YYYY | n/a |
| | Termination Date MM DD YYYY | n/a |
| Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary<br><br>CREDIT SUISSE INTERNATIONAL IS 100% OWNED AND CONTROLLED BY CREDIT SUISSE AG, AND ITS ULTIMATE PARENT IS CREDIT SUISSE GROUP AG. | | |
| *(Check one)* | [ ] Item 13A [ ] Item 13B **[X] Item 14** [ ] Item 15 | |

| 2 | Firm or Organization Name | CREDIT SUISSE GROUP AG |
|---|---|---|
| | SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any) | NFA Id #: 0456539<br>CIK#: 0001159510<br>UIC/LEI: 549300506SI9CRFV9Z86 |
| | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | PARADEPLATZ 8, ZURICH, SWITZERLAND, 8001 |
| | Effective Date MM DD YYYY | 05/09/1989 |
| | Termination Date MM DD YYYY | n/a |
| | Individual Name | n/a |
| | CRD, NFA, and/or IARD Number (if any) | n/a |
| | Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code) | n/a |
| | Effective Date MM DD YYYY | n/a |
| | Termination Date MM DD YYYY | n/a |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary

CREDIT SUISSE INTERNATIONAL IS 100% OWNED AND CONTROLLED BY CREDIT SUISSE AG, AND ITS ULTIMATE PARENT IS CREDIT SUISSE GROUP AG.

| (Check one) | [ ] Item 13A  [ ] Item 13B  [] Item 14  [X ] Item 15 | |
|---|---|---|
| 1 | Firm or Organization Name | CREDIT SUISSE AG |
| | SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any) | NFA Id: 0453466<br>CIK: 0000824468<br>UIC/LEI: ANGGYXNX0JLX3X63JN86 |
| | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | PARADEPLATZ 8, ZURICH, SWITZERLAND, 8001 |
| | Effective Date MM DD YYYY | 05/09/1989 |
| | Termination Date MM DD YYYY | |
| | Individual Name | |
| | CRD, NFA, and/or IARD Number (if any) | |
| | Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code) | |
| | Effective Date MM DD YYYY | |
| | Termination Date MM DD YYYY | |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary

CREDIT SUISSE INTERNATIONAL IS 100% OWNED AND CONTROLLED BY CREDIT SUISSE AG, AND ITS ULTIMATE PARENT IS CREDIT SUISSE GROUP AG.

| (Check one) | [ ] Item 13A  [ ] Item 13B  [] Item 14  [X ] Item 15 | |
|---|---|---|
| 9 | Firm or Organization Name | CREDIT SUISSE GROUP AG |
| | SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any) | NFA Id #: 0456539<br>CIK#: 0001159510<br>UIC/LEI: 549300506SI9CRFV9Z86 |
| | Business Address (Street, City, State/Country, Zip + 4 Postal Code) | PARADEPLATZ 8, ZURICH, SWITZERLAND, 8001 |
| | Effective Date MM DD YYYY | 05/09/1989 |
| | Termination Date MM DD YYYY | n/a |
| | Individual Name | n/a |
| | CRD, NFA, and/or IARD Number (if any) | n/a |
| | Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code) | n/a |
| | Effective Date MM DD YYYY | n/a |
| | Termination Date MM DD YYYY | n/a |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary

CREDIT SUISSE INTERNATIONAL IS 100% OWNED AND CONTROLLED BY CREDIT SUISSE AG, AND ITS ULTIMATE PARENT IS CREDIT SUISSE GROUP AG.